UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

HepaLife Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42689P104
(CUSIP Number)

Matthew Harriton
c/o Harborview Advisors, LLC
850 Third Avenue, Suite 1801
New York, NY  10022
(646) 218-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42689P104                                              13D                                              Page 2 of 6 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 12th Street Financial, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)		X

3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 10,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 10,000,000
WITH	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42689P104                                              13D                                              Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of HepaLife Technologies, Inc., a Florida corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 850 Third Avenue, Suite 1801, New York, New York 10022.

Item 2.	Identity and Background.

(a) This statement is being filed jointly by and on behalf of each of 12 Street Financial, LLC (“12th Street Financial”) and Matthew Harriton (“Harriton,” and together with 12th Street Financial, the “Reporting Persons”).

(b) The principal business address of each of the Reporting Persons is c/o Harborview Advisors, LLC, 850 Third Avenue, Suite 1801, New York, New York 10022.

(c) 12 Street Financial is a limited liability company organized under the laws of Delaware and is a private investment company.

Harriton is the sole member of 12 Street Financial and has voting and investment power with respect to shares of Common Stock held by 12 Street Financial.

The filing of this statement shall not be construed as an admission that any Reporting Person is, for purposes of Sections 13(d) or 13(g) of the Act or otherwise, the beneficial owner of any Common Stock covered by this statement.

(d) None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Harriton is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

The Reporting Persons did not purchase any shares of Common Stock.  On May 11, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, HT Acquisition Corp., a newly formed, wholly-owned Delaware subsidiary of the Issuer (“Merger Sub”), and AquaMed Technologies, Inc., a privately held Delaware corporation (“AquaMed”). The merger transaction contemplated under the Merger Agreement (the “Merger”) was consummated on May 11, 2010, at which time Merger Sub merged with and into AquaMed, with AquaMed continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Issuer. The filing and acceptance of the certificate of merger with the Secretary of State of the State of Delaware is referred to herein as the “Effective Time” of the Merger.

Pursuant to the terms and conditions of the Merger Agreement, at the Effective Time, each issued and outstanding share of AquaMed common stock, par value $0.001 per share, was cancelled and converted into the right to receive 25 shares of the Issuer’s Common Stock (the “Common Merger Consideration”); each issued and outstanding share of AquaMed Series A Preferred Stock, par value $0.001 per share (the “AquaMed Series A Preferred Stock”), was cancelled and converted into the right to receive 100 shares of the Issuer’s Common Stock (the “Series A Merger Consideration”); and each issued and outstanding share of AquaMed Series B Preferred Stock, par value $0.001 per share (the “AquaMed Series B Preferred Stock”), was cancelled and converted into the right to receive 399.99994 shares of the Issuer’s Common Stock (the “Series B Merger Consideration,” and together with the Common Merger Consideration and the Series A Merger Consideration, the “Merger Consideration”).  As a result, the 400,000 shares of AquaMed’s Common Stock owned by 12th Street Financial were converted into a total of 10,000,000 shares of the Issuer’s Common Stock.

CUSIP No. 42689P104                                              13D                                              Page 4 of 6 Pages

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Item 4.	Purpose of the Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in this Item 4.  The shares of Common Stock acquired by the Reporting Persons were acquired for investment purposes.

The Reporting Persons plan to review their investment in the Issuer on a continuing basis. Depending upon various factors that are or may become relevant, the Reporting Persons may consider (i) making proposals which relate to or may result in changes in the Board of Directors and/or management of the Issuer; (ii) selling all or part of the securities of the Issuer owned by such Reporting Persons in open market or privately negotiated transactions; (iii) acquiring additional securities of the Issuer in open market or privately negotiated transactions; (iv) making a proposal or proposals to acquire more (or potentially all) of the equity interests in the Issuer, including, without limitation, directly from certain (or potentially all) of the security holders of the Issuer; (v) making a proposal or proposals relating to the acquisition of certain (or potentially all) of the assets of the Issuer; (vi) making a shareholder proposal or proposals to request that the Issuer consider one or more extraordinary transactions, such as a merger; and (vii) one or more combinations of the foregoing.

Any proposals related to the Board of Directors and/or management of the Issuer, open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions or matters may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

Item 5.	Interest in Securities of the Issuer.

(a) (b) 12th Street Financial is the beneficial owner of the number and percentage of shares of Common Stock of the Issuer stated in Items 11 and 13 on the corresponding cover page hereto (the “12th Street Financial  Shares”).  12th Street Financial has sole power to vote, or to direct the vote, and sole power to dispose, or direct the disposition of, the 12th Street Financial Shares.  All percentages set forth in this statement are based on 199,694,158 shares of Common Stock outstanding as of August 17, 2010.

(c) Except as described above, the Reporting Persons have not engaged in any transactions in the Common Stock of the Issuer during the past 60 days.

(d) See Item 6 below.

(e) Not applicable.

CUSIP No. 42689P104                                              13D                                              Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms and conditions of the Merger Agreement, the Reporting Persons may not resell the Merger Consideration until the first anniversary of the Effective Time, and not without registration under the Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the registration requirements of the Securities Act.

Concurrently with the execution of the Merger Agreement, the Issuer entered into a Milestone Escrow Agreement (the “Escrow Agreement”) with 12th Street Financial and an escrow agent thereto, pursuant to which the 12th Street Financial agreed to place 3,000,000 shares of its Merger Consideration into escrow (the “Escrow Shares”). The Escrow Shares are to be released over the period of three years (the “Escrow Period”) from the effective date of the Merger based on the escrow release conditions set forth in Exhibit A to the Escrow Agreement.  During the Escrow Period, 12th Street Financial shall retain all voting rights with respect to the Escrow Shares and any dividends paid on the Escrow Shares will be made payable to the escrow agent and distributed pursuant to the terms of the Escrow Agreement.  At the end of the Escrow Period, any Escrow Shares remaining will be returned to the Issuer and any and all of 12th Street Financial’s right, title and interest in the Escrow Shares will be canceled, terminate and extinguished.

The foregoing description of the Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the Escrow Agreement, which is filed as Exhibit 99.2 hereto and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

The following are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Merger Agreement
99.2	Escrow Agreement

CUSIP No. 42689P104                                              13D                                              Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 24, 2010

12TH STREET FINANCIAL LLC

By:	/s/ Matthew Harriton
Name: Matthew Harriton
Title: President